Exhibit 99.1

3602 S. Garland Rd.

Enid, OK 73703

580-822-1145

1/8/25

US Energy Corporation

1616 S. Voss, Ste. 725

Houston, TX 77057

Attn: Ryan Smith, CEO

Re: USEG 4Q 2024 Reserve Report “as of” 1/1/25

Dear Ryan:

As per your request, I have evaluated remaining reserves for 152 properties in Kansas, Louisiana, Mississippi, Montana, North Dakota, New Mexico, Oklahoma, Texas, and Wyoming. Production was updated for all the leases and reserve projections were reviewed and revised. Operating expenses and price differentials were determined from your accounting system for all leases. This report is organized by USEG Districts. This report uses the SEC 4Q24 first day of the month price forecast averaged over the prior 12 months as confirmed by industry websites and documented in attachment 06. A summary table with each well’s value along with other reports are included in support of this 4Q24 evaluation.

PROVED RESERVE VALUE "As of" January 1, 2025
Total Proved Res		(PV10%)	$29,073,289	(1,592,303 BO & 2,306,911 MCF Net)

P-DP RESERVE VALUE “As Of” January 1, 2025
Dist. 1	PDP	(PV10%)	$2,073,125	(48,520 BO & 1,593,807 MCF Net)
Dist. 2	PDP	(PV10%)	$393,442	(17,457 BO & 179,043 MCF Net)
Dist. 3	PDP	(PV10%)	$2,232,133	(156,453 BO & 24,448 MCF Net)
Dist. 4A	PDP	(PV10%)	$0	(0 BO & 0 MCF Net)
Dist. 4B	PDP	(PV10%)	$1,313,121	(71,740 BO & 276,904 MCF Net)
Dist. 5	PDP	(PV10%)	$23,061,469	(1,298,132 BO & 232,711 MCF Net)
Total P-DP Reserves		(PV10%)	$29,073,290	(1,592,303 BO & 2,306,911 MCF Net)

Monthly production was updated through 10/30/24 for operated leases. A rigorous analysis of OPEX was done for the operated leases. OPEX was forecast with fixed costs determined from USEG accounting data from 1/22 through 8/24 for this 4Q24 report. Consistent with prior reports, abandonment and salvage costs were not applied so they can be handled separately and accounted for as a line item. Asset retirement obligations (ARO) are handled by USEG management.

USEG 4Q24 SEC Reserves

4Q24 SEC Prices - $75.48/BO  $2.13/MCF  $32.75/Bbl

	RES CLS	NET OIL	NET GAS	NET OIL REV	NET GAS REV	NET NGL REV	NET OPEX/TAX	NET CAPEX	PV(0%)	PV(10%)
	& CAT	MBO	MMCF	$M	$M	$M	$M	$M	$M	$M	%
TOTAL	PROVED	1,592,303	2,306,911	107,281,831	8,063,796	1,891,451	63,555,359	0	53,681,720	29,073,289	100%

1	PDP	48,520.0	1,593,807	3,565,378	6,785,618	0	7,270,840	0	3,080,157	2,073,125	7%
2	PDP	17,457.0	179,043	1,265,261	337,850	0	916,058	0	687,053	393,442	1%
3	PDP	156,453.0	24,448	11,339,731	38,014	0	8,234,286	0	3,143,458	2,232,133	8%
4A	PDP	0.0	0	0	0	0	0	0	0	0	0%
4B	PDP	71,740.0	276,904	5,121,805	432,145	-0	3,363,986	0	2,189,963	1,313,121	5%
5	PDP	1,298,132.0	232,711	85,989,656	470,170	1,891,451	43,770,189	0	44,581,088	23,061,469	79%
TOTAL	PDP	1,592,302.0	2,306,913	107,281,831	8,063,797	1,891,451	63,555,359	0	53,681,719	29,073,290	100%

Wellhead oil price averaged $67.38/BO throughout the economic life of the properties and included deductions for transportation & quality. Wellhead gas price averaged $3.50/MCF throughout the economic life of the properties and included deductions for marketing, transportation & quality. Supporting documentation from this 4Q24 report is attached for price differentials and operating costs for this evaluation.

USEG - 2024 Q4 SEC Price Forecast

	SEC WTI	SEC HH	SEC Prop
	$/BO	$/MCF	$/Bbl
1/1/2024	$ 71.65	$ 2.56	$ 29.36
2/1/2024	$ 73.82	$ 2.23	$ 39.27
3/1/2024	$ 79.97	$ 1.66	$ 35.28
4/1/2024	$ 83.71	$ 1.56	$ 34.15
5/1/2024	$ 79.00	$ 1.68	$ 30.37
6/1/2024	$ 76.99	$ 1.77	$ 29.61
7/1/2024	$ 83.38	$ 2.39	$ 35.49
8/1/2024	$ 76.31	$ 1.93	$ 31.46
9/1/2024	$ 73.55	$ 1.91	$ 31.46
10/1/2024	$ 69.83	$ 2.66	$ 30.66
11/1/2024	$ 69.49	$ 1.87	$ 31.29
12/1/2024	$ 68.00	$ 3.35	$ 34.57
2024 Q4 Avg	$ 75.48	$ 2.13	$ 32.75
Per R-S 1st of Month WTI & HH

Proved Developed Oil and Gas reserves, as shown in the E-mailed reports, are reserves that geological and engineering data indicate to be recoverable from known oil and gas reservoirs through existing wells with existing operating methods. The reserves in this report have been estimated using deterministic methods. These estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (“SPE Reserves Standards”), revised June 2019 and distributed by SPE.

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. The reserve volumes were estimated based on the definitions and disclosure guidelines published by the Society of Petroleum engineers (SPE), Society of Petroleum Evaluations Engineers (SPEE), and Petroleum Reserves Management System (PRMS). Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The title to the property has not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Information included in this report includes the graphical decline curves, historical and projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. I can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise

Sincerely,

Don Jacks